October 20, 2005

Mr. Jay Mumford

Division of Corporate Finance

U.S. Securities & Exchange Commission

Mail Stop 0603

Washington, D.C. 20549

Re:	Wimax EU, Ltd
Amendment No.2 to Registration Statement to Form SB-2
Filed September 23, 2005
File No. 333-123351

Dear Mr. Mumford:

We represent Wimax EU, Ltd (“Wimax” or the “Company”). We are in receipt of your letter dated October 7, 2005 regarding the above referenced filing and the following are our responses:

Summary, page 1

1.

Please provide independent and objective support for your statements on page 2 that “testing of the technology has ended and final ratification is expected in the next few months” and that the technology will become available for purchase within the next couple of months. Clarify who is conducting the testing and ratification. Also, in another appropriate location of your document, clarify the material results of this test including the coverage of antennae and any material limitations.

Answer:

The SB-2 has been revised to clarify that Intel is conducting the testing and ratification, and that although the Company believes that ratification of the technology will occur in the next few months, the Company cannot predict exactly when ratification will occur. The SB-2 has been further revised to disclose that the Company is unaware of the material results of Intel’s testing or of any problems or limitations with the technology arising during testing. A risk factor has been included in the SB-2 as the technology has yet to be ratified.

2.

In your new disclosure in response to our comment 5, you describe providing content in addition to providing internet access to customers. Please disclose the nature of the content you intend to provide to customers in the business section.

Answer:	The SB-2 has been revised to delete the reference to the Company providing content to its customers.

3.	The second phrase in comment 7 remains in your document. Therefore, we reissue the comment.

Answer:	The SB-2 has been revised to delete the second phrase in previous comment 7.

4.	Please tell us how you know that competitors do not offer 24-hour service.

Answer:

The SB-2 has been amended to disclose that the Company plans to distinguish itself from its competitors by offering superior customer service that is available twenty-four hours a day, seven days a week. From the Company’s knowledge of the industry, it does not believe that most of its competitors offer customer service that is available twenty-four hours a day, seven days a week.

Risk Factors, page 3

5.	We note your response to comment 9; however, it is unclear where you have included a risk factor to briefly explain the automatic suspension and alert investors to the risks.

Answer:	The SB-2 has been revised to include a risk factor explaining the automatic suspension and alerting investors to the risks.

Exhibits

6.

We note your response to our prior comment 17, yet you have not filed the lock-up agreements with the four shareholders described in the second paragraph on page 21. Please file such lock-up agreements.

Answer:	The four lock-up agreement has been filed as exhibits to the SB-2.

7.	We note your response to our prior comment 18. Please reconcile your response with Exhibit 10.8 in Amendment No. 2 filed August 26, 2005 that indicates there is such a waiver.

Answer:

Please note that such waiver was filed in error. Shareholders owning more than 2001 shares at the time of the forward stock split occurring in February 2005 originally agreed to waive the shares that they were entitled to, and executed waiver agreements to that effect. However, for accounting purposes, the Company decided that a better option would be to cancel the waiver agreements, have the forward split shares issued to all shareholders, and have the shareholders that originally agreed to waive the split shares send the share certificates to the transfer agent to have the certificates cancelled. Such shareholders agreed to the cancellation of their shares in consideration for the registration of their remaining shares.

June 30, 2005 Condensed Financial Statements

Condensed Statements of Operations, page 2

8.

Please refer to our prior comment 20. The weighed average number of shares outstanding calculation that you provided for the six months ended June 30, 2005 does not appear mathematically accurate. Please advise or revise.

Answer:	The statement of operations has been updated for the adjustment to the weighted average calculation as of June 30, 2005.

Note D - Shareholders’ Equity, page 10

9.

Please refer to our prior comment 22. We note from your response that “basically a minimum value calculator was applied which excludes the expected volatility of the underlying stock.” As previously noted in our August 5, 2005 letter, the minimum value method is not appropriate for options issued after you filed your SB-2. If you continue to believe that your volatility is 0%, please provide us with your supporting calculations.

Answer:

The historical volatility for companies traded on the bulletin board exchange in the Company’s industry has been reviewed. The Company believes that the use of an expected volatility of 111% is reasonable. The disclosure in the footnotes has been updated accordingly.

10.

Please refer to our prior comment 23. We note from your response dated September 23, 2005, “the guidance of SFAS 150 was used to record this transaction” and from your response dated August 25, 2005 “the company accounts for the fair value of the call option in accordance with SFAS 150, which requires the company to adjust the call option to fair value.” Please tell us the fair value of the option, how you determined the fair value of the option, where this is recorded in your financial statements, and how you specifically applied SFAS 150.

Answer:

The option was valued based on the Black- Scholas option pricing model for a put option. Based on the historical volatility of peer companies of 111%, an expected dividend yield of 0%, use life of two years and an interest rate of 3.5%, the calculated value of the put option as of June 30, 2005 is less then $0.01. Based on the exercise price of $.025 per share, the option is “underwater” and no value for the option has been recorded as of June 30, 2005.

December 31, 2004 Financial Statements, page F-1

Balance Sheet, page 3

11.

Please refer to our prior comment 21. We note from your response that the approving resolution only affected issued and outstanding shares. Given that your outstanding shares exceeded your authorized shares at December 31, 2004, please tell us why you have not reflected the shares issued in excess of authorized shares as a liability in your December 31, 2004 balance sheet.

Answer:

The shares upon original issuance were fully authorized and paid in accordance with the laws of the state of Nevada. The amounts shown as outstanding as of December 31, 2004 are adjusted for the reverse stock split during February 2005, which under U.S. GAAP, the Company is required to present on a retroactive basis. The Company feels that it would be inappropriate to include these shares as a liability as of December 31, 2004 as these shares were legally authorized and issued prior to the retroactive application of the stock split.

Note E - Commitments and Contingencies, page F-12

12.	Please refer to our prior comment 24. It remains unclear to us, how you have addressed our prior comments regarding your royalty agreement. Please address the following:

•

Reconcile the disclosures with the terms of the agreements included in exhibits 10.2 and 10.6, including the 30-year term of the agreement under section 1(d) of the royalty agreement with your disclosure of a ten year term.

•	Tell us where the agreement discusses the issuance of 1,000,000 shares of stock.
•	Tell us why you are valuing the shares at $0.01 per share.
•	Tell us and disclose how you are accounting for the share consideration and tell us why.
•	Please revise your interim financial statements to discuss the significant terms and accounting for this agreement and the addendum signed on January 3, 2005.
•	Cite the accounting literature upon which you relied.

Answer:

The disclosures in Note F have been reconciled with the agreements in exhibit 10.2 and 10.6. The disclosure has been revised to indicate the term of the license is 30 years. The value of the shares was based on recent cash offering prices of $.005, which is a post stock split price. Since the reverse stock price is less then par value, under Nevada law, the fair value could not be less then $.01 per share. The disclosure has been updated to include all significant terms of the agreement. The Company will amortize the value of the license over the initial license term of 1 year as the license is extinguished as of November 30, 2005 if the company does not have an effective registration statement. We relied on SFAS 123, which requires the company to recognize the value of stock issued for services over the contract period.

ANSLOW & JACLIN, LLP

BY	/s/ Gregg E. Jaclin
GREGG E. JACLIN